

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 9, 2008

Via U.S. Mail and Facsimile

Mr. Scott D. Guffey, Chief Financial Officer
Cubic Energy, Inc.
9870 Plano Road
Dallas, Texas 75238

> **Re: Cubic Energy, Inc.**
> **Form 10-KSB for Fiscal Year Ended June 30, 2007**
> **Filed September 28, 2007**
> **File No. 0-9355**

Dear Mr. Guffey:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended June 30, 2007

General

1.   Please submit your response letter of June 13, 2008 on EDGAR as correspondence.

Oil and Gas Reserve, page F-28

2.   We have reviewed your response to prior comment three, regarding the disclosures required for significant changes in your reserves. We do not see that you have comparable disclosure elsewhere in the filing that could be relied upon as a basis for not revising your document to provide appropriate explanations for the significant reserve changes in the year-to-year reserve tables, as required by paragraph 11 of SFAS 69.

We expect you would also need to provide disclosures in the sections for Property and MD&A to explain how material changes in your reserve estimates relate to the condition of your property, and to describe the effects of such changes on your prospects for the future to comply with Items 102 and 303 of Regulation S-B.

3.   We have reviewed your response to prior comment four, concerning the downward revision in reserves that you report for 2007. Please provide us with more information as to why you made the business decision to complete these wells in a less optimum manner than required to recover the reserves you had previously estimated were reasonably certain to be recovered, especially in light of the fact that natural gas prices have significantly increased in the last year. If your technical consultants believe the zones you plan to recomplete in the future represent proved reserves, as you seem to imply, explain why you decided to lower these reserves in 2007.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact James Murphy, Petroleum Engineer at (202) 551-3707 or, in his absence, the undersigned at (202) 551-3686 with any questions.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief